Filed by: Fidelity Municipal Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Municipal Trust
SEC File No. 002-55725 and 811-02628

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Revising www.fidelity.com/taxsmart

Florida Residents Tab

4/26/07

www.Fidelity.com/taxsmart, "Florida Residents" tab -- proposed changes (below text replaces what is currently live):

The state of Florida repealed its tax on intangible property in 2006. Fidelity has therefore closed its Fidelity Florida Municipal Money Market Fund (FSFXX) and Fidelity Florida Municipal Income Fund (FFLIX) to new investors, since there is no longer a state tax benefit to owning these funds.

New investors: See Fidelity's full range of tax-smart money market and bond funds shielded from income taxes or the federal AMT.

Existing shareholders: On March 15, 2007, the Fidelity Board of Trustees approved a proposal, subject to shareholder approval, to merge the Fidelity Florida Municipal Money Market Fund into the Fidelity Municipal Money Market Fund (FTEXX -- core-eligible*), and to merge the Fidelity Florida Municipal Income Fund into the Fidelity Municipal Income Fund (FHIGX).

A proxy statement will be mailed to shareholders of record as of July 23, 2007. We have closed the funds prior to that date in an effort to give all Fidelity Florida municipal funds shareholders the opportunity to vote. The mergers cannot take place unless they are approved by the Fidelity Florida municipal funds' shareholders.

The foregoing is not a solicitation of any proxy. A free copy of the Prospectus for Fidelity

Municipal Money Market Fund and Fidelity Municipal Income Fund is available on fidelity.com. For a free copy of the proxy statement describing the merger of Fidelity Florida Municipal Money Market

Fund into Fidelity Municipal Money Market Fund or of Fidelity Florida Municipal Income Fund into

Fidelity Municipal Income Fund (and containing important information about fees, expenses and risk considerations) and for an updated prospectus for Fidelity Municipal Money Market Fund or Fidelity

Municipal Income Fund, please call 800-332-2008 in late August. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's Web site

(www.sec.gov).